U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2010
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F ☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NOTICE
NATIONAL INSTRUMENT 51-102
CHANGE IN CORPORATE STRUCTURE
This notice is provided pursuant to the requirements of Section 4.9 of National Instrument 51-102 — Continuous Disclosure Obligations.
Item 1: Names of the Parties to the Transaction
Terra Nova Royalty Corporation (the “Company”) (formerly KHD Humboldt Wedag International Ltd.), a company incorporated under the laws of British Columbia.
KHD Humboldt Wedag International AG (“KID”), a company governed by the laws of Germany.
Item 2: Description of the Transaction
On January 6, 2010, the Company announced its intention to restructure into two distinct publicly traded companies, being: (i) a mineral royalty company; and (ii) an industrial plant technology, equipment and service (the “Industrial Business”) company, pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Prior to completing the Arrangement, the Company held 98% of the total issued and outstanding shares of KID, which held the Company’s subsidiaries engaged in the Industrial Business.
On February 26, 2010 the Company entered into an arrangement agreement with KID respecting the Arrangement, which was approved by the Company’s shareholders on March 29, 2010 and made effective on March 30, 2010. Pursuant to the Arrangement, among other things, the Company distributed 8,645,688 shares of KID, representing approximately 26% of the outstanding shares of KID, to Shareholders on the basis of three and one-half shares of KID for each common share of the Company held (calculated after a two for one forward split of KID).
After completion of the Arrangement and as a result of its focus on the mineral royalty and natural resource business, Terra Nova changed its name from “KHD Humboldt Wedag International Ltd.” to “Terra Nova Royalty Corporation”.
Effective March 31, 2010, KID was listed on the regulated market of the Frankfurt Stock Exchange under the trading symbol “KWG”. Terra Nova is listed on the New York Stock Exchange under the trading symbol “TTT”.
Item 3. Effective Date of the Transaction
March 30, 2010
Item 4. Names of Each Party That Ceased to be a Reporting Issuer Subsequent to the Transaction and of Each Continuing Entity
The Company continues to be a reporting issuer in British Columbia, Alberta and Quebec. KID is not a reporting issuer in Canada.

Item 5. Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction
Not applicable.
Item 6. Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed For The Reporting Issuer’s First Financial Year Subsequent To The Transaction
Not applicable.
Item 7. Documents Which Were Filed Under National Instrument 51-102 that Describe the Transaction and Where Those Documents Can Be Found In Electronic Format
Management Information circular filed on SEDAR on March 3, 2010
News release filed on SEDAR on March 4, 2010
Material Change Report filed on March 5, 2010
News release filed on SEDAR on March 29, 2010
News release filed on SEDAR on March 30, 2010
Material change report filed on SEDAR on March 30, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael Smith
Michael Smith
Chairman, President and Chief Executive Officer

Date: June 14, 2010